National Retail Fund III
Form N-SAR
Semi Annual Period Ended June 30, 2009






Sub-Item 77C:  Matters submitted to a vote of security holders


A special shareholder meeting (the Meeting) of shareholders of the National Retail Fund III was held at the offices of Trusts administrators at 450 Wireless Blvd., Hauppauge, NY 11788, on Friday, August 21, 2009.
The purpose of the Meeting was to seek approval for the liquidation and distribution of all shares of the Fund.



As of the close of business on July 27, 2009, the record date of the Meeting, there were issued and outstanding 48,774.573 shares, of which 40,859.129 shares voted, representing 83.77% of the National Retail Fund III.




The tabulation of the shareholder votes rendered the following results:




      FOR  		AGAINST 	 ABSTAIN
      40,859.129  	25.236		    0


Percentage of Voted Shares
      FOR %  		AGAINST %  	ABSTAIN %
      99.94%  		 0.06%  	 0.00%